UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: PIMCO New York Municipal Income Fund III

3.	Securities and Exchange Commission File No.: 811-21189

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application     [X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1633 Broadway

New York, New York 10019

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Ryan A. Murphy

Ropes & Gray LLP

3 Embarcadero Ctr,

San Francisco, CA 94111

(415) 315-1285

Ryan.Murphy@ropesgray.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR

270.31a-l, .31a-2]:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

The account books and other documents required to be maintained by the Fund pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Pacific Investment Management Company LLC, 1633 Broadway, New York, NY 10019, (212) 235-0453; the Fund’s custodian, State Street Bank and Trust Company, 2323 Grand Blvd, 5th Floor, Kansas City, Missouri 64108, (617) 786-3000; or the Fund’s transfer agent, registrar and dividend disbursement agent and shareholder servicing agent Equiniti Trust Company, LLC, 28 Liberty Street, 53rd Floor, New York, New York 10005, (718) 921-8157.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ] Open-end     [X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not applicable.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and addressees):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes   [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes   [ ] No

If Yes, state the date on which the board vote took place: March 26, 2025

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes   [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Merger of the Fund into PIMCO New York Municipal Income Fund II (the “Acquiring Fund”) was not required to be approved by shareholders pursuant to Rule 17a-8 of the Investment Company Act of 1940, as amended, the applicable laws of The Commonwealth of Massachusetts, and the Fund’s governing documents.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes   [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The distributions were made as of August 1, 2025.

(b)	Were the distributions made on the basis of net assets?

[X] Yes   [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes   [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The exchange ratio was 0.788048 and was calculated based on the net asset value per common share of each of Acquiring Fund and the Fund as of August 1, 2025.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes   [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[X] Yes   [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Prior to the Merger, the Fund had series of Remarketable Variable Rate MuniFund Term Preferred Shares (“RVMTP Shares”) outstanding. As of the close of business on August 1, 2025, the outstanding RVMTP Shares of the Fund were exchanged for new RVMTP Shares of the Acquiring Fund with an aggregate liquidation preference equal to, and other terms that are substantially identical to, the corresponding series of RVMTP Shares of the Fund.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes   [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes   [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes    [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes   [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes   [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $155,556

(ii)	Accounting expenses: $50,131

(iii)	Other expenses (list and identify separately):

Transfer Agent Fees    $12,500

Proxy Mailing Fees      $6,982

(iv)	Total expenses (sum of lines (i)-(iii) above): $225,169

(b)

How were those expenses allocated? The Fund’s investment adviser, Pacific Investment Management Company LLC (“PIMCO”), bore all direct costs and expenses incurred in connection with the Merger. The Fund and its shareholders, however, bore any brokerage commissions or other portfolio transaction costs, including those associated with transferring certain assets to the Acquiring Fund, except for costs borne by PIMCO as part of the unified management fee under the applicable investment management agreement.

(c)	Who paid those expenses? See response to Item 22(b).

(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes   [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[X] Yes   [ ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

As of August 1, 2025, the Fund was not knowingly a defendant in or otherwise unwillingly party to any litigation or proceeding. The Fund is a named plaintiff or complainant in certain litigations/proceedings relating to investments held by the Fund prior to the reorganization of the Fund with and into the Acquiring Fund. The Fund’s economic interests in any right to recovery were transferred to the Acquiring Fund as part of the reorganization of the Fund with and into the Acquiring Fund. These transfers have been, or are in the process of being, recorded with the relevant court and/or other relevant legal systems.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes   [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

PIMCO New York Municipal Income Fund II (NYSE: PNI)

(b) State the Investment Company Act file number of the fund surviving the Merger:

811-21078

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

A form of the Agreement and Plan of Reorganization was included in the Form N-14 8C/A filed by PIMCO New York Municipal Income Fund II on May 12, 2025 (333-286389).

(d)If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

A copy of the final Agreement and Plan of Reorganization is included as an exhibit to this form.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of the Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PIMCO New York Municipal Income Fund III, (ii) he is the President of PIMCO New York Municipal Income Fund III, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Joshua D. Ratner
Joshua D. Ratner
President

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization is made as of July 17, 2025, by and among PIMCO New York Municipal Income Fund (“PNF”), PIMCO New York Municipal Income Fund III (“PYN”) (each, an “Acquired Fund”), and PIMCO New York Municipal Income Fund II (“PNI” or the “Acquiring Fund”), each a Massachusetts business trust.

It is understood and agreed that (i) this Agreement and Plan of Reorganization shall constitute a separate agreement in respect of each Acquired Fund’s reorganization into the corresponding Acquiring Fund, as if each Acquired Fund had entered into a separate Agreement and Plan of Reorganization with the Acquiring Fund, and (ii) no Acquired Fund shall be deemed to make any representations or warranties to, or have any obligations or liability with respect to, any other Acquired Fund hereunder. The obligations arising out of this Agreement and Plan of Reorganization are several and not joint with respect to each Acquired Fund, and the parties agree not to proceed against any Acquired Fund for the obligations of another.

PLAN OF REORGANIZATION

(a) The Acquired Fund shall sell, assign, convey, transfer and deliver to the Acquiring Fund on the Exchange Date (as defined in Section 4(a) of the Agreement and Plan of Reorganization) all of its properties and assets, including, without limiting the generality of the foregoing, any interests in wholly-owned subsidiaries of the Acquired Fund. In consideration therefor, the Acquiring Fund shall, on the Exchange Date, (i) assume all the liabilities of the Acquired Fund existing as of the Valuation Time (as defined in Section 4(b) of the Agreement and Plan of Reorganization); (ii) deliver to the Acquired Fund a number of full common shares of beneficial interest of the Acquiring Fund (the “Common Merger Shares”) (and cash in lieu of fractional shares, if any) having an aggregate net asset value equal to the value of the properties and assets of the Acquired Fund attributable to common shares of the Acquired Fund on such date less the value of the liabilities attributable to such shares assumed by the Acquiring Fund on such date, in each case as of the Valuation Time; and (iii) issue to the Acquired Fund a number of Remarketable Variable Rate MuniFund Term Preferred Shares of beneficial interest (“RVMTP Shares”) of the Acquiring Fund, having par value $0.00001 per share and liquidation preference $100,000 per share (the “RVMTP Merger Shares”), equal to the number of RVMTP Shares of the Acquired Fund outstanding as of the Valuation Time (the “Acquired Fund RVMTP Shares” and this Section (a), the “Reorganization”).

(b) Upon consummation of the transactions described in paragraph (a) of this Plan of Reorganization, the Acquired Fund shall distribute Common Merger Shares (and cash in lieu of fractional shares, if any) in complete liquidation to its common shareholders of record as of the Exchange Date; each shareholder of an Acquired Fund being entitled to receive Common Merger Shares (and cash in lieu of fractional shares, if any) having an aggregate net asset value equal to the aggregate net asset value of common shares of beneficial interest of the Acquired Fund held by such shareholder as of the Valuation Time (as defined in Section 4(b) of the Agreement and Plan of Reorganization). No fractional Common Merger Shares will be distributed to shareholders of the Acquired Fund and, in lieu of such fractional shares, shareholders of the Acquired Fund will receive cash. In the event any one or more shareholders of the Acquired Fund would be entitled to receive fractional Common Merger Shares, such fractional Common Merger Shares will be aggregated, and the resulting whole shares will be sold on the exchange on which such shares are listed for the account of all the Acquired Fund shareholders, and the Acquired Fund shareholder will be entitled to a pro rata share of the proceeds from such sale. Certificates representing the Common Merger Shares will not be issued. All issued and outstanding shares of the Acquired Fund, and all Acquired Fund shares held in Treasury, will simultaneously be cancelled on the books of the Acquired Fund.

(c) Upon consummation of the transactions described in paragraph (a) of this Plan of Reorganization, the Acquired Fund shall distribute RVMTP Merger Shares in complete liquidation to its preferred shareholders of record as of the Exchange Date; each shareholder of an Acquired Fund being entitled to receive a number of RVMTP Merger Shares equal to the number of Acquired Fund RVMTP Shares held by such shareholder as of the Valuation Time (as defined in Section 4(b) of the Agreement and Plan of Reorganization). Certificates representing the RVMTP Merger Shares will be issued by the Acquiring Fund. All issued and outstanding Acquired Fund RVMTP Shares, and all Acquired Fund RVMTP Shares held in Treasury, will simultaneously be cancelled on the books of the Acquired Fund.

(d) As of the first practicable date after the Exchange Date, the Acquired Fund shall be terminated pursuant to the provisions of the Acquired Fund’s Amended and Restated Agreement and Declaration of Trust, as amended (the “Acquired Fund Declaration of Trust”), and applicable law, and its legal existence terminated. Any reporting responsibility of an Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Exchange Date and, if applicable, such later date on which the Acquired Fund is terminated. The transfer of all the assets of the Acquired Fund to the Acquiring Fund in exchange for the Common Merger Shares (and cash in lieu of fractional shares, if any) and RVMTP Merger Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund, followed by the distribution of the applicable Common Merger Shares (and cash in lieu of fractional shares, if any) and RVMTP Merger Shares to shareholders of the Acquired Fund in liquidation of the Acquired Fund, as described in and pursuant to this Agreement and Plan of Reorganization, are together intended to be treated as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

AGREEMENT

The Acquiring Fund and the Acquired Fund agree as follows, solely with respect to such Acquired Fund and not with respect to any other Acquired Fund:

1. Representations, Warranties and Agreements of the Acquiring Fund. The Acquiring Fund represents and warrants to and agrees with the Acquired Fund that:

a. The Acquiring Fund is an unincorporated voluntary association (commonly known as a “Massachusetts business trust”) validly existing under the laws of The Commonwealth of Massachusetts, with power under its Amended and Restated Agreement and Declaration of Trust, as amended (the “Acquiring Fund Declaration of Trust”), to own all of its properties and assets and to carry on its business as it is now being conducted and to carry out its obligations under this Agreement. The Acquiring Fund is qualified to do business in all jurisdictions in which it is required to be so qualified, except jurisdictions in which the failure to so qualify would not have a material adverse effect on the Acquiring Fund. The Acquiring Fund has all material federal, state and local authorizations necessary to own all of the properties and assets and to carry on its business as now being conducted, except authorizations which the failure to so obtain would not have a material adverse effect on the Acquiring Fund.

b. The Acquiring Fund is registered under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “1940 Act”), as a closed-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

c. A statement of assets and liabilities, statement of operations, statement of changes in net assets and a schedule of investments (indicating their market values) of the Acquiring Fund as of and for the fiscal year ended December 31, 2024, such statements and schedule having been audited by PricewaterhouseCoopers LLP, independent accountants to the Acquiring Fund, will be furnished to the Acquired Fund prior to the Exchange Date. Such statements of assets and liabilities and schedules fairly present the financial position of the Acquiring Fund as of the dates thereof and said statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the periods covered thereby in conformity with generally accepted accounting principles.

d. There are no material legal, administrative or other proceedings pending or, to the knowledge of the Acquiring Fund, threatened against the Acquiring Fund, which assert liability on the part of the Acquiring Fund. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

e. The Acquiring Fund has no known liabilities of a material nature, contingent or otherwise, other than those that are or will be shown as belonging to it on its statement of assets and liabilities as of December 31, 2024, and those incurred in the ordinary course of business as an investment company since such date. Prior to the Exchange Date, the Acquiring Fund will endeavor to quantify and to reflect on its balance sheet all of its material known liabilities and will advise the Acquired Fund of all material liabilities, contingent or otherwise, incurred by it subsequent to December 31, 2024, whether or not incurred in the ordinary course of business.

f. As of the Exchange Date: (i) the Acquiring Fund will have timely filed all state, federal and other Tax Returns and reports that are required to have been filed by the Acquiring Fund (taking into account extensions); (ii) all such Tax Returns and reports were or will have been true, correct and complete in all material respects; (iii) the Acquiring Fund has timely paid or will have paid or will pay all federal, state and other Taxes shown to be due to be paid by it (whether or not shown on said Tax Returns); (iv) all Tax liabilities of the Acquiring Fund will have been adequately provided for on its books, and no Tax deficiency or liability of the Acquiring Fund will have been asserted, and no question with respect thereto raised by the Internal Revenue Service or by any state or local Tax authority for Taxes in excess of those already paid; and (v) the Acquiring Fund will not be under audit by the Internal Revenue Service or by any state or local tax authority for Taxes in excess of those already paid. As used in this Agreement, “Tax” or

“Taxes” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, excise tax and withholding on amounts paid to or by any person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (domestic or foreign) responsible for the imposition of any such tax. “Tax Return” means reports, returns, information returns, dividend reporting forms, elections, agreements, declarations, or other documents or reports of any nature or kind (including any attached schedules, supplements and additional or supporting material) filed or required to be filed or furnished with respect to Taxes, including any claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

g. No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “1933 Act”), the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”), the 1940 Act and state securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

h. There are no material contracts outstanding to which the Acquiring Fund is a party, other than as are or will be disclosed in the Registration Statement, the Proxy Statement or the Prospectus (each as defined in Section (1)(n) herein).

i. To the best of its knowledge, all of the issued and outstanding shares of beneficial interest of the Acquiring Fund (including the outstanding RVMTP Shares of the Acquiring Fund) have been offered for sale and sold in conformity with all applicable federal and state securities laws (including any applicable exemptions therefrom), or the Acquiring Fund has taken any action necessary to remedy any prior failure to have offered for sale and sold such shares in conformity with such laws.

j. The Acquiring Fund has qualified for treatment as a regulated investment company under Sections 851 and 852 of the Code in respect of each taxable year since the commencement of its operations and will continue to qualify and be treated as such at all times through the Exchange Date.

k. The issuance of the Common Merger Shares and the RVMTP Merger Shares pursuant to this Agreement will be in compliance with all applicable federal and state securities laws.

l. The Common Merger Shares and the RVMTP Merger Shares to be issued by the Acquiring Fund have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and, except as described in the Registration Statement, nonassessable by the Acquiring Fund, and no shareholder of the Acquiring Fund will have any preemptive right of subscription or purchase in respect thereof.

m. All issued and outstanding shares of the Acquiring Fund (including the outstanding RVMTP Shares of the Acquiring Fund) are, and at the Exchange Date will be, duly and validly issued and outstanding, fully paid and, except as described in the Registration

Statement, nonassessable by the Acquiring Fund. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund’s shares, nor is there outstanding any security convertible into any of the Acquiring Fund’s shares.

n. The registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Acquiring Fund on Form N-14 relating to the Common Merger Shares issuable hereunder, and the proxy statement of the Acquiring Fund relating to the meeting of such Fund’s shareholders (as amended or supplemented by any amendments or supplements filed with the Commission by the Acquiring Fund, and together with the documents incorporated therein by reference, the “Proxy Statement”), on the effective date of the Registration Statement, insofar as it relates to the Acquiring Fund (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act, (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) at the time of the shareholders’ meeting and on the Exchange Date, the prospectus and Statement of Additional Information which is contained in the Registration Statement (together, the “Prospectus”), as amended or supplemented by any amendments or supplements filed with the Commission by the Acquiring Fund, and the Proxy Statement will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement, the Prospectus or the Proxy Statement made in reliance upon and in conformity with information furnished by the Acquired Fund for use in the Registration Statement, the Prospectus or the Proxy Statement.

o. The Registration Statement and Exchange Agreement provided by the Acquiring Fund to the holders of outstanding Acquired Fund RVMTP Shares will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement and Exchange Agreement made in reliance upon and in conformity with information furnished by the Acquired Fund for use in the Registration Statement and Exchange Agreement.

p. The Acquiring Fund satisfies the fund governance standards set forth in Rule 0-1(a)(7)(ii), (iii), (v), (vi) and (vii) under the 1940 Act.

2. Representations, Warranties and Agreements of the Acquired Fund. The Acquired Fund represents and warrants to and agrees with the Acquiring Fund that, solely with respect to such Acquired Fund and not with respect to any other Acquired Fund:

a. The Acquired Fund is an unincorporated voluntary association (commonly known as a “Massachusetts business trust”) validly existing under the laws of The Commonwealth of Massachusetts with power under the Acquired Fund Declaration of Trust to own all of its properties and assets and to carry on its business as it is now being conducted and to carry out its obligations under this Agreement. The Acquired Fund is qualified to do business in all jurisdictions in which it is required to be so qualified, except jurisdictions in which the failure to so qualify would not have a material adverse effect on the Acquired Fund. The Acquired Fund has all material federal, state and local authorizations necessary to own all of the properties and assets and to carry on its business as now being conducted, except authorizations which the failure to so obtain would not have a material adverse effect on the Acquired Fund.

b. The Acquired Fund is registered under the 1940 Act as a closed-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

c. A statement of assets and liabilities, statement of operations, statement of changes in net assets and a schedule of investments (indicating their market values) of the Acquired Fund as of and for the fiscal year ended December 31, 2024, such statements and schedules having been audited by PricewaterhouseCoopers LLP, independent accountants to the Acquired Fund, will be furnished to the Acquiring Fund prior to the Exchange Date. Such statement of assets and liabilities and schedule will fairly present the financial position of the Acquired Fund as of such date and said statements of operations and changes in net assets will fairly reflect the results of their operations and changes in net assets for the period covered thereby in conformity with generally accepted accounting principles.

d. There are no material legal, administrative or other proceedings pending or, to the knowledge of the Acquired Fund, threatened against the Acquired Fund, which assert liability on the part of the Acquired Fund. The Acquired Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

e. There are no material contracts outstanding to which the Acquired Fund is a party, other than as are or will be disclosed in the Registration Statement, the Proxy Statement or the Prospectus.

f. The Acquired Fund has no known liabilities of a material nature, contingent or otherwise, other than those that will be shown as belonging to it on its statement of assets and liabilities as of December 31, 2024, and those incurred in the ordinary course of its business as an investment company since such date. Prior to the Exchange Date, the Acquired Fund will endeavor to quantify and to reflect on its balance sheet all of its material known liabilities and will advise the Acquiring Fund of all material liabilities, contingent or otherwise, incurred by them subsequent to December 31, 2024, whether or not incurred in the ordinary course of business.

g. As of the Exchange Date: (i) the Acquired Fund will have timely filed all state, federal and other Tax Returns and reports that are required to have been filed by the Acquired Fund (taking into account extensions); (ii) all such Tax Returns and reports were or will have been true, correct and complete in all material respects; (iii) the Acquired Fund has timely paid or will have paid or will pay all federal, state and other Taxes due to be paid by it (whether or not shown on said returns and reports); (iv) all Tax liabilities of the Acquired Fund will have been adequately provided for on its books, and no Tax deficiency or liability of the Acquired Fund will have been asserted, and no question with respect thereto raised by the Internal Revenue Service or by any state or local tax authority for Taxes in excess of those already paid; and (v) the Acquired Fund will not be under audit by the Internal Revenue Service or by any state or local tax authority for Taxes in excess of those already paid.

h. At the Exchange Date, the Acquired Fund will have full right, power and authority to sell, assign, convey, transfer and deliver the Investments (as defined below) and any other assets and liabilities (including liabilities with respect to the Acquired Fund RVMTP Shares) of the Acquired Fund to be transferred to the Acquiring Fund pursuant to this Agreement. At the Exchange Date, subject only to the delivery of all of the Investments (as defined below), cash and any other assets and liabilities as contemplated by this Agreement, the Acquiring Fund will acquire the Investments and other properties, assets, and potential and existing causes of action of the Acquired Fund, whether accrued or contingent (collectively, the “Assets”), and liabilities (including liabilities with respect to the Acquired Fund RVMTP Shares) subject to no encumbrances, liens or security interests (other than customary liens of custodians for fees) whatsoever and without any restrictions upon the transfer thereof, except for such encumbrances, liens, security interests or restrictions on transfers as disclosed in writing to the Acquiring Fund. As used in this Agreement, the term “Investments” shall mean the Acquired Fund’s investments shown on the schedule of its investments as of December 31, 2024, referred to in Section 2(c) hereof, as supplemented with such changes in the portfolio as the Acquired Fund shall make, and changes resulting from stock dividends, stock split-ups, mergers and similar corporate actions, through the Exchange Date.

i. No registration under the 1933 Act of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of the Acquiring Fund or the Acquired Fund, except as previously disclosed to the Acquiring Fund by the Acquired Fund.

j. No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the Transactions contemplated by this Agreement, except such as may be required under the 1933 Act, 1934 Act, the 1940 Act or state securities or blue sky laws.

k. The Acquired Fund has qualified for treatment as a regulated investment company under Sections 851 and 852 of the Code in respect of each taxable year since the commencement of operations and will continue to qualify and be treated as such at all times through the Exchange Date.

l. The Acquired Fund does not own any “converted property” (as that term is defined in Treasury Regulations Section 1.337(d)-7(a)(1)) that is subject to the rules of Section 1374 of the Code as a consequence of the application of Section 337(d)(1) of the Code and Treasury Regulations thereunder.

m. To the best of its knowledge, all of the issued and outstanding shares of beneficial interest of the Acquired Fund (including the Acquired Fund RVMTP Shares) have been offered for sale and sold in conformity with all applicable federal and state securities laws (including any applicable exemptions therefrom), or the Acquired Fund has taken any action necessary to remedy any prior failure to have offered for sale and sold such shares in conformity with such laws.

n. All issued and outstanding shares of the Acquired Fund (including the Acquired Fund RVMTP Shares) are, and at the Exchange Date will be, duly and validly issued and outstanding, fully paid and, except as set forth in the Registration Statement, non-assessable by the Acquired Fund. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund’s shares, nor is there outstanding any security convertible into any of the Acquired Fund’s shares.

o. The Registration Statement and the Proxy Statement, on the effective date of the Registration Statement, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act; (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) at the time the Proxy Statement and the Registration Statement are distributed to the shareholders of the Acquiring Fund and the shareholders of the Acquired Fund, as applicable, and at the time of the shareholders’ meeting, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall apply only to statements of fact relating to the Acquired Fund contained in the Registration Statement, the Prospectus or the Proxy Statement, or omissions to state in any thereof a material fact relating to the Acquired Fund, made or omitted in reliance upon and in conformity with information furnished or approved by the Acquired Fund for use in the Registration Statement, the Prospectus or the Proxy Statement.

p. The information provided by the Acquired Fund for use in the Registration Statement and Exchange Agreement is accurate and complete in all material respects and complies with federal securities and other laws and regulations applicable thereto in all material respects.

q. The Acquired Fund satisfies the fund governance standards set forth in Rule 0-1(a)(7)(ii), (iii), (v), (vi) and (vii) under the 1940 Act.

3. Reorganization.

a. Subject to any requisite approval of the shareholders of the Acquired Fund and the Acquiring Fund and to the other terms and conditions contained herein (including the Acquired Fund’s obligation to distribute to its shareholders all of its investment company taxable income and net capital gain as described in Section 9(i) hereof), the Acquired Fund agrees to sell, assign, convey, transfer and deliver to the Acquiring Fund, and the Acquiring Fund agrees to acquire from the Acquired Fund, on the Exchange Date all of the Assets existing as of the Valuation Time (as defined in Section 4(b) below) in exchange for that number of shares of beneficial interest of the Acquiring Fund provided for in Sections 5 and 6 and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund (including liabilities with respect to the Acquired Fund RVMTP Shares), whether accrued or contingent, existing as of the Valuation Time except for the Acquired Fund’s liabilities, if any, arising in connection with this Agreement. The Acquired Fund will, as soon as practicable on or after the Exchange Date, distribute all of the

Common Merger Shares (and cash in lieu of fractional shares, if any) received by it to the shareholders of record of the Acquired Fund in exchange for their common shares of the Acquired Fund. The Acquired Fund will, as soon as practicable on or after the Exchange Date, distribute all of the RVMTP Merger Shares received by it to the shareholders of record of the Acquired Fund in exchange for their Acquired Fund RVMTP Shares.

b. The Acquired Fund will pay or cause to be paid to the Acquiring Fund any interest, cash or such dividends, rights and other payments received for the account of the Acquired Fund on or after the Exchange Date with respect to the Assets of the Acquired Fund. Any such distribution shall be deemed included in the Assets transferred to the Acquiring Fund at the Exchange Date and shall not be separately valued unless the securities in respect of which such distribution is made shall have gone “ex” such distribution prior to the Valuation Time, in which case any such distribution which remains unpaid at the Exchange Date shall be included in the determination of the value of the Assets of the Acquired Fund acquired by the Acquiring Fund.

c. The Acquired Fund will, within a reasonable period of time before the Exchange Date, furnish the Acquiring Fund with a list of the Acquired Fund’s portfolio securities and other investments. The Acquiring Fund will, within a reasonable period of time before the Exchange Date, identify the investments, if any, on the Acquired Fund’s portfolio that (by itself or in the aggregate with the investments in the Acquiring Fund’s portfolios) do not conform to the Acquiring Fund’s investment objectives, policies and/or restrictions and will notify the Acquired Fund accordingly. The Acquired Fund will, if reasonably requested by the Acquiring Fund, dispose of a sufficient amount of such investments as may be necessary to avoid violating such policies and/or restrictions as of the Exchange Date. Notwithstanding the foregoing, nothing herein will require the Acquired Fund to dispose of any portion of its assets if, in the reasonable judgment of the Acquired Fund’s Board of Trustees or investment adviser, such disposition would create more than an insignificant risk that the Reorganization would not be treated as a “reorganization” described in Section 368(a) of the Code or would otherwise not be in the best interests of the Acquired Fund.

4. Exchange Date; Valuation Time.

a. Delivery of the Assets of the Acquired Fund to be transferred, assumption of the liabilities of the Acquired Fund to be assumed, and delivery of the Common Merger Shares (and cash in lieu of fractional shares, if any) and RVMTP Merger Shares to be issued as of the close of business on August 1, 2025, such earlier or later day as may be mutually agreed upon in writing by the Acquiring Fund and the Acquired Fund, at such place, time and date agreed to by the Acquiring Fund and the Acquired Fund, the date and time upon which such delivery is to take place being referred to herein as the “Exchange Date.”

b. The Valuation Time shall be 4:00 p.m. Eastern time on August 1, 2025 or such earlier or later day as may be mutually agreed upon in writing by the Acquiring Fund and the Acquired Fund (the “Valuation Time”).

c. In the event that at the Valuation Time (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the net asset value of the Acquiring Fund or an Acquired Fund is impracticable, the Exchange Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored or such other date as may be agreed upon by the Acquiring Fund and the Acquired Fund; provided that if trading shall not be fully resumed and reporting restored within three business days after the Exchange Date, this Agreement may be terminated, with respect to the Acquiring Fund and an Acquired Fund, by the Acquiring Fund or the Acquired Fund upon the giving of written notice to the other party.

5. Issuance of Common Merger Shares: Assumption of Liabilities. Subject to the terms and conditions contained herein, on the Exchange Date, the Acquiring Fund will deliver to the Acquired Fund a number of full Common Merger Shares (and cash in lieu of fractional shares, if any) having an aggregate net asset value equal to the value of the Assets of the Acquired Fund attributable to common shares of the Acquired Fund on such date less the value of the liabilities attributable to such shares of the Acquired Fund on such date, determined as hereinafter provided in this Section 5.

a. The net asset value of the Common Merger Shares to be delivered to an Acquired Fund, the value of the Assets of an Acquired Fund, and the value of the liabilities of an Acquired Fund to be assumed by the Acquiring Fund, shall in each case be determined as of the Valuation Time.

b. The net asset value of the Common Merger Shares shall be computed by the Acquiring Fund, in cooperation with the Acquired Fund, in the manner set forth in the Prospectus. The value of the assets and liabilities attributable to the common shares of the Acquired Fund shall be determined by the Acquiring Fund, in cooperation with the Acquired Fund, pursuant to procedures which the Acquiring Fund would use in determining the net asset value of the Acquiring Fund’s common shares of beneficial interest.

c. No adjustment shall be made in the net asset value of either the Acquiring Fund or an Acquired Fund to take into account differences in realized and unrealized gains and losses.

d. On the Exchange Date, the Acquiring Fund shall assume all liabilities of the Acquired Fund, whether accrued or contingent, in connection with the acquisition of the Assets and liabilities and subsequent liquidation and termination of the Acquired Fund or otherwise, except for the Acquired Fund’s liabilities, if any, arising in connection with this Agreement.

e. The Acquiring Fund shall issue the Common Merger Shares (and cash in lieu of fractional shares, if any) to the Acquired Fund. The Acquired Fund shall as soon as practicable distribute the Common Merger Shares (and cash in lieu of fractional shares, if any) to the common shareholders of the Acquired Fund, which shall be accomplished through the establishment of open accounts for the Acquired Fund’s common shareholders on the transfer records of the Acquiring Fund. The Acquiring Fund and the Acquired Fund agree to cooperate in the establishment of such open accounts and to provide each other with such information as each may reasonably request in connection therewith. With respect to any Acquired Fund common shareholder holding share certificates as of the Exchange Date, such certificates will from and after the Exchange Date be deemed to represent interests in the Common Merger Shares to be issued to such shareholder in respect of the Acquired Fund shares represented by such certificates. Subject to the Acquiring Fund being informed of certificated Acquired Fund shares in writing by the Acquired Fund, the Acquiring Fund will not permit such Acquired Fund shareholders to receive new book entry interests of common shares of the Acquiring Fund, until such Acquired Fund shareholder has surrendered his or her outstanding certificates evidencing ownership of Acquired Fund shares or, in the event of lost certificates, posted adequate bond. The Acquired Fund, at its own expense, will request its common shareholders to surrender their outstanding certificates evidencing ownership of common shares of the Acquired Fund or post adequate bond therefor, as applicable. Certificates representing the Common Merger Shares will not be issued to Acquired Fund common shareholders.

f. Each party shall deliver to the other such bills of sale, instruments of assumption of liabilities, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request in connection with the transfer of Assets, assumption of liabilities and liquidation contemplated herein.

g. No fractional Common Merger Shares will be distributed to common shareholders of an Acquired Fund and, in lieu of such fractional shares, shareholders of the Acquired Fund will receive cash. In the event a shareholder of an Acquired Fund would be entitled to receive fractional Common Merger Shares, the Acquiring Fund’s transfer agent will aggregate such fractional Common Merger Shares, and sell the resulting whole shares on the exchange on which such shares are listed for the account of all the Acquired Fund shareholders, and each of the Acquired Fund common shareholder will be entitled to a pro rata share of the proceeds from such sale. With respect to the aggregation and sale of fractional Common Merger Shares, the Acquiring Fund’s transfer agent will act directly on behalf of the Acquired Fund’s common shareholders entitled to receive fractional shares and will accumulate such fractional shares, sell the shares and distribute the cash proceeds net of brokerage commissions, if any, directly to Acquired Fund’s common shareholders entitled to receive the fractional shares (without interest and subject to withholding taxes).

6. Issuance of RVMTP Merger Shares. Subject to the terms and conditions contained herein, on the Exchange Date, the Acquiring Fund will deliver to the Acquired Fund a number of RVMTP Merger Shares equal to the number of outstanding Acquired Fund RVMTP Shares as of the Valuation Time.

a. The Acquiring Fund shall issue the RVMTP Merger Shares to the Acquired Fund. The Acquired Fund shall as soon as practicable distribute the RVMTP Merger Shares to the holders of the Acquired Fund RVMTP Shares. With respect to any Acquired Fund shareholder holding share certificates of the RVMTP Merger Shares as of the Exchange Date, such certificates will from and after the Exchange Date be deemed to represent interests in the RVMTP Merger Shares to be issued to such shareholder in respect of the Acquired Fund RVMTP Shares represented by such certificates. The Acquiring Fund will not permit such Acquired Fund RVMTP Shares to receive new book entry interests of preferred shares of the Acquiring Fund, until such Acquired Fund RVMTP shareholder has surrendered his or her outstanding certificates evidencing ownership of Acquired Fund preferred shares or, in the event of lost certificates, posted adequate bond. The Acquired Fund, at its own expense, will request its RVMTP shareholders to surrender their outstanding certificates evidencing ownership of preferred shares of the Acquired Fund or post adequate bond therefor. Certificates representing the RVMTP Merger Shares will be issued to the Acquired Fund, which will in turn issue such certificates to such Acquired Fund shareholders.

b. The Acquiring Fund shall issue the RVMTP Merger Shares as additional shares of one or more existing series of RVMTP Shares of the Acquiring Fund established under the Acquiring Fund’s Amended and Restated Bylaws, as amended (the “Acquiring Fund Bylaws”) and the Statements Establishing and Fixing the Rights and Preferences of the Remarketable Variable Rate MuniFund Term Preferred Shares, each as may be amended and restated from time to time (each, a “Statement of Rights”) attached as exhibits thereto. The Acquiring Fund shall issue a number of preferred shares designated as Remarketable Variable Rate MuniFund Term Preferred Shares, Series 2053 (the “Acquiring Fund Series 2053 Shares”) to the applicable Acquired Fund equal to the number of Acquired Fund RVMTP Shares that are designated as Remarketable Variable Rate MuniFund Term Preferred Shares, Series 2053 (the “Acquired Fund Series 2053 Shares”). The Acquiring Fund shall issue a number of preferred shares designated as Remarketable Variable Rate MuniFund Term Preferred Shares, Series 2054 (the “Acquiring Fund Series 2054 Shares”) to the applicable Acquired Fund equal to the number of Acquired Fund RVMTP Shares that are designated as Remarketable Variable Rate MuniFund Term Preferred Shares, Series 2054 (the “Acquired Fund Series 2054 Shares”). The Acquiring Fund shall issue a number of preferred shares designated as Remarketable Variable Rate MuniFund Term Preferred Shares, Series 2054-A (the “Acquiring Fund Series 2054-A Shares” and, together with the Acquiring Fund Series 2053 Shares and the Acquiring Fund Series 2054 Shares, the “Acquiring Fund Series”) to the applicable Acquired Fund equal to the number of Acquired Fund RVMTP Shares that are designated as Remarketable Variable Rate MuniFund Term Preferred Shares, Series 2054-A (the “Acquired Fund Series 2054-A Shares” and, together with the Acquired Fund Series 2053 Shares and the Acquired Fund Series 2054 Shares, the “Acquired Fund Series”).

c. Dividends shall accumulate on the Acquired Fund RVMTP Shares up to and including the day immediately preceding the Exchange Date and then cease to accumulate, and dividends on the RVMTP Merger Shares will accumulate from and including the Exchange Date. Prior to the Valuation Time, the Acquired Fund will declare all accumulated but unpaid dividends on the Acquired Fund RVMTP Shares to and including the day immediately preceding the Exchange Date. All such dividends on Acquired Fund RVMTP Shares will be paid on the Exchange Date.

7. Expenses, Fees, etc.

a. Except as otherwise noted below, PIMCO will bear the direct expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, costs associated with printing, mailing, and soliciting proxies, drafting the Registration Statement, accounting fees and legal fees and registration fees of the Securities and Exchange Commission and New York Stock Exchange listing fees. Any transaction costs associated with portfolio transactions prior or subsequent to the Merger will be borne by the respective Fund incurring the expense (other than costs borne by PIMCO as part of the unified management fee under the Funds’ investment management agreement). Notwithstanding any of the foregoing, costs and expenses will in any event be paid by the party directly incurring them if and to the extent that the payment by another party of such costs and expenses would result in the disqualification of such party as a “regulated investment company” within the meaning of Sections 851 and 852 of the Code or would prevent the Reorganization from qualifying as a “reorganization” described in Section 368(a)(1) of the Code or otherwise result in the imposition of Tax on either the Acquired Fund or Acquiring Fund or on any of their respective shareholders.

b. Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to the other party for any damages resulting therefrom, including, without limitation, consequential damages, except as specifically set forth herein.

8. Termination. The Acquired Fund agrees that the liquidation and termination of the Acquired Fund will be effected in the manner provided in the Acquired Fund’s Declaration of Trust, in accordance with applicable law and that after the Exchange Date, the Acquired Fund shall not conduct any business except in connection with its liquidation and termination; provided that, following the liquidation, the Acquired Fund, as nominee for or agent on behalf of the Acquiring Fund, shall take such actions as are set forth in paragraphs (b) and (c) of the Plan of Reorganization.

9. Conditions to the Acquiring Fund’s Obligations. The obligations of the Acquiring Fund hereunder, with respect to the reorganization of a particular Acquired Fund, shall be subject to (a) performance by the Acquired Fund of all its obligations to be performed hereunder at or before the Exchange Date, (b) all representations and warranties of the Acquired Fund contained herein being true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated hereby, as of the Exchange Date, with the same force and effect as if made at and as of the Exchange Date and (c) the following further conditions that, at or before the Exchange Date:

a. The Acquired Fund shall have furnished to the Acquiring Fund a statement of the Acquired Fund’s Assets and liabilities, with values determined as provided in Section 5 of this Agreement, together with a list of Investments and such Investments’ respective tax costs, all as of the Valuation Time, provided confirmation that there has been no material adverse change in the financial position of the Acquired Fund since December 31, 2024, other than changes in the Investments and other Assets since that date or changes in the market value of the Investments and other Assets of the Acquired Fund, or changes due to dividends paid or losses from operations.

b. As of the Exchange Date, there shall not be any material litigation pending or threatened that would seek to enjoin or otherwise prevent the transactions contemplated by this Agreement.

c. The Acquiring Fund shall have received an opinion of Ropes & Gray LLP, counsel to the Acquired Fund, dated the Exchange Date (which may be subject to certain qualifications and, with respect to all or some of the following, may indicate that a matter is not free from doubt), to the effect that (i) the Acquired Fund is an unincorporated voluntary association validly existing and in good standing under and by virtue of the laws of The Commonwealth of Massachusetts (commonly known as a Massachusetts business trust) and has the trust power to execute, deliver and perform its obligations under this Agreement; (ii) this Agreement has been duly authorized, executed and delivered by the Acquired Fund and, assuming that the Registration Statement, the Prospectus and the Proxy Statement comply with all applicable provisions of the federal securities laws and assuming due authorization, execution and delivery of the other parties thereto, constitutes a valid and binding obligation of the Acquired Fund, enforceable against the Acquired Fund in accordance with its terms; (iii) except as set forth in this Agreement, the execution and delivery by the Acquired Fund of this Agreement did not, and the consummation of the transactions contemplated hereby will not violate the Acquired Fund Declaration of Trust or the Acquired Fund’s Amended and Restated Bylaws, as amended (the “Acquired Fund Bylaws”), will not violate any provision of the laws of The Commonwealth of Massachusetts or of the federal laws of the United States of America (the “Covered Laws”), and will not result in a breach or violation of, or constitute a default under, any material agreements of the Acquired Fund; and (iv) to such counsel’s knowledge (without any independent inquiry or investigation), under the Covered Laws, no consent, approval, license or exemption by, or order or authorization of, or filing, recording or registration with, any governmental authority is required to be obtained or made by the Acquired Fund in connection with the execution and delivery of this Agreement or the consummation by the Acquired Fund of the transactions contemplated hereby, except (i) such as have been obtained or made prior to the Exchange Date, or (ii) such as may be required under state securities or “blue sky” laws. In connection with the foregoing, it is understood that counsel may rely upon the representations contained in this Agreement, as well as certificates of officers of the Acquired Fund, including certificates with respect to investment restrictions contained in the Acquired Fund Declaration of Trust, the Acquired Fund’s Bylaws or the Registration Statement or Prospectus,

d. The Acquiring Fund shall have received an opinion of Ropes & Gray LLP (the “Tax Opinion”) dated on the Exchange Date (which opinion will be subject to certain qualifications) reasonably satisfactory to the Acquiring Fund and substantially to the effect that, on the basis of the existing provisions of the Code, the Treasury regulations promulgated thereunder, current administrative rules, and court decisions, while the matter is not free from doubt, for U.S. federal income tax purposes:

i. The transfer by the Acquired Fund of the Assets to the Acquiring Fund in exchange for the Common Merger Shares (and cash in lieu of fractional shares, if any), the RVMTP Merger Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund, followed by the distribution of the Common Merger Shares (and cash in lieu of fractional shares, if any) and the RVMTP Merger Shares to shareholders of the Acquired Fund in liquidation of the Acquired Fund will constitute a “reorganization” within the meaning of Section 368(a)(1) of the Code, and each of the Acquiring Fund and the Acquired Fund will be “a party to the reorganization” within the meaning of Section 368(b) of the Code;

ii. Under Sections 361 and 357 of the Code, the Acquired Fund will not recognize any gain or loss upon the transfer of the Assets to the Acquiring Fund pursuant to this Agreement in exchange solely for the Common Merger Shares (and cash in lieu of fractional shares, if any) and the RVMTP Merger Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund, or upon the distribution of the Common Merger Shares (and cash in lieu of fractional shares, if any) and the RVMTP Merger Shares by the Acquired Fund to its shareholders in liquidation of the Acquired Fund, except for (A) any gain or loss recognized on (1) “section 1256 contracts” as defined in Section 1256(b) of the Code, or (2) stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of the

Acquired Fund, (2) upon the termination of a position, or (3) upon the transfer of an asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

iii. Under Section 354 of the Code, Acquired Fund’s shareholders will not recognize any gain or loss upon the exchange of their Acquired Fund shares for Common Merger Shares and the RVMTP Merger Shares;

iv. Under Section 358 of the Code, the aggregate basis in the Common Merger Shares and the RVMTP Merger Shares that the Acquired Fund’s shareholders receive in exchange for their shares of the Acquired Fund will be the same as the aggregate basis of the shares of the Acquired Fund exchanged therefor;

v. Under Section 1223(1) of the Code, an Acquired Fund shareholder’s holding period for the Common Merger Shares and the RVMTP Merger Shares received pursuant to the Agreement and Plan of Reorganization will include the shareholder’s holding period for the Acquired Fund’s shares exchanged therefor, provided that the shareholder held the Acquired Fund’s shares as capital assets on the date of the exchange;

vi. Under Section 1032 of the Code, the Acquiring Fund will not recognize any gain or loss upon the receipt of the Assets solely in exchange for Common Merger Shares (and cash in lieu of fractional shares, if any), the RVMTP Merger Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund;

vii. Under Section 362(b) of the Code, the Acquiring Fund’s tax basis in the Assets will be the same as the Acquired Fund’s tax basis immediately prior to the transfer, increased by any gain or decreased by any loss required to be recognized as described in (ii) above;

viii. Under Section 1223(2) of the Code, the holding period of each Asset in the hands of the Acquiring Fund, other than any Asset with respect to which gain or loss is required to be recognized as described in (ii) above, will include the period during which such Asset was held or treated for U.S. federal income tax purposes as held by the Acquired Fund; and

ix. The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

The Tax Opinion will be based upon certain factual representations made by officers of the Acquired Fund and the Acquiring Fund and will also be based on customary assumptions. The opinion may note and distinguish certain published precedent.

e. As of the Exchange Date, the assets of the Acquired Fund to be acquired by the Acquiring Fund will include no assets which the Acquiring Fund identifies to the Acquired Fund as being unsuitable for the Acquiring Fund to acquire by reason of limitations in the Acquiring Fund Declaration of Trust and Acquiring Fund Bylaws, or of investment restrictions disclosed in the Registration Statement or the Prospectus in effect on the Exchange Date.

f. Each of the Acquiring Fund and the Acquired Fund shall have received from the Commission and any relevant state securities administrator such order or orders as are reasonably necessary under the 1933 Act, the 1934 Act, the 1940 Act and any applicable state securities or blue sky laws in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

g. All actions taken by the Acquired Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Acquiring Fund and Ropes & Gray LLP.

h. Prior to the Exchange Date, the Acquired Fund shall have declared a dividend or dividends in an aggregate amount that, together with all previous distributions qualifying for the dividends-paid deduction, shall have the effect of distributing to the common and RVMTP shareholders of the Acquired Fund (i) all of the excess of (x) the Acquired Fund’s income excludable from gross income under Section 103 of the Code over (y) the Acquired Fund’s deductions disallowed under Sections 265 and 171 of the Code, (ii) all of the Acquired Fund’s investment company taxable income as defined in Section 852 of the Code (computed without regard to any deduction for dividends paid), and (iii) all of the Acquired Fund’s net capital gain, in each case for the taxable year beginning January 1, 2025 and ending on the Exchange Date and any prior taxable year to the extent such dividend or dividends are eligible to be treated as paid during such prior year under Section 855(a) of the Code.

i. The Acquired Fund shall provide confirmation to the Acquiring Fund regarding the Acquired Fund’s tax basis in the assets delivered to the Acquiring Fund pursuant to this Agreement, together with any such other evidence as to such tax cost as the Acquiring Fund may reasonably request.

j. The Acquired Fund’s custodian shall have delivered to the Acquiring Fund a certificate identifying all of the assets of the Acquired Fund held or maintained by such custodians as of the Valuation Time.

k. The Acquired Fund’s transfer agent shall have provided to the Acquiring Fund (i) the originals or true copies of all of the records of the Acquired Fund in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of common shares of the Acquired Fund outstanding as of the Valuation Time, and (iii) the name and address of each holder of record of any common shares of the Acquired Fund and the number of common shares held of record by each such shareholder.

l. The Acquired Fund’s Calculation and Paying Agent shall have provided to the Acquiring Fund (i) the originals or true copies of all of the records of the Acquired Fund RVMTP Shares in the possession of such Calculation and Paying Agent as of the Exchange Date, (ii) a certificate setting forth the number of Acquired Fund RVMTP Shares outstanding as of the Valuation Time, and (iii) confirmation of each holder of record of any Acquired Fund RVMTP Shares and the number of Acquired Fund RVMTP Shares held of record by each such shareholder.

m. All of the issued and outstanding shares of beneficial interest of the Acquired Fund (including all issued and outstanding Acquired Fund RVMTP Shares) shall have been offered for sale and sold in conformity with all applicable state securities or blue sky laws (including any applicable exemptions therefrom) and, to the extent that any audit of the records of the Acquired Fund or its transfer agent by the Acquiring Fund or its agents shall have revealed otherwise, either (i) the Acquired Fund shall have taken all actions that in the opinion of the Acquiring Fund or Ropes & Gray LLP are necessary to remedy any prior failure on the part of the Acquired Fund to have offered for sale and sold such shares in conformity with such laws or (ii) the Acquired Fund shall have furnished (or caused to be furnished) surety, or deposited (or caused to be deposited) assets in escrow, for the benefit of the Acquiring Fund in amounts sufficient and upon terms satisfactory, in the opinion of the Acquiring Fund or Ropes & Gray LLP, to indemnify the Acquiring Fund against any expense, loss, claim, damage or liability whatsoever that may be asserted or threatened by reason of such failure on the part of the Acquired Fund to have offered and sold such shares in conformity with such laws.

n. The issuance of the Common Merger Shares shall have been approved by the requisite votes of the holders of the outstanding shares of beneficial interest of the Acquiring Fund entitled to vote, to the extent required by law or regulation (including NYSE listing rules).

o. Holders of the Acquired Fund’s outstanding RVMTP Shares shall have consented to the Reorganization as set forth in this Agreement and Plan of Reorganization.

p. The Acquiring Fund shall have obtained written confirmation from Fitch Ratings, Inc. that, as of the Exchange Date, all Acquiring Fund RVMTP Shares, including RVMTP Merger Shares, will be rated AA by Fitch Ratings, Inc.

q. The Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of the Acquiring Fund, threatened by the Commission.

r. The Common Merger Shares shall have been accepted for listing by the New York Stock Exchange.

10. Conditions to the Acquired Fund’s Obligations. The obligations of a particular Acquired Fund hereunder shall be subject to (a) performance by the Acquiring Fund of all its obligations to be performed hereunder at or before the Exchange Date, (b) all representations and warranties of the Acquiring Fund contained herein being true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated hereby, as of the Exchange Date, with the same force and effect as if made at and as of the Exchange Date, and (c) the following further conditions that, at or before the Exchange Date:

a. The Acquiring Fund shall have furnished to the Acquired Fund a statement of the Acquiring Fund’s net assets, together with a list of portfolio holdings with values determined as provided in Section 5, all as of the Valuation Time, and provided confirmation to the effect that as of the Valuation Time and as of the Exchange Date there has been no material adverse change in the financial position of the Acquiring Fund since December 31, 2024, other than changes in its portfolio securities since that date, changes in the market value of the portfolio securities, or changes due to dividends paid or losses from operations.

b. The Acquiring Fund shall have executed and delivered to the Acquired Fund an Assumption of Liabilities dated as of the Exchange Date, pursuant to which the Acquiring Fund will assume all of the liabilities of the Acquired Fund existing at the Valuation Time in connection with the transactions contemplated by this Agreement, other than liabilities arising in connection with this Agreement.

c. As of the Exchange Date, there shall not be any material litigation pending or threatened that would seek to enjoin or otherwise prevent the transactions contemplated by this Agreement.

d. The Acquired Fund shall have received an opinion of Ropes & Gray LLP, counsel to the Acquiring Fund, and dated the Exchange Date (which may be subject to certain qualifications and, with respect to some or all of the following, may indicate that a matter is not free from doubt), to the effect that (i) the Acquiring Fund is an unincorporated voluntary association validly existing and in good standing under and by virtue of the laws of The Commonwealth of Massachusetts (commonly known as a Massachusetts business trust) and has the trust power to execute, deliver and perform its obligations under this Agreement; (ii) the Common Merger Shares to be delivered to the Acquired Fund as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and, except as described in the Registration Statement, nonassessable by the Acquiring Fund and no shareholder of the Acquiring Fund has any preemptive right to subscription or purchase in respect thereof; (iii) this Agreement has been duly authorized, executed and delivered by the Acquiring Fund and, assuming that the Registration Statement, the Prospectus and the Proxy Statement comply with all applicable provisions of the federal securities laws and assuming due authorization, execution and delivery of the other parties thereto, constitutes a valid and binding obligation of the Acquiring Fund, enforceable against the Acquiring Fund in accordance with its terms; (iv) except as set forth in this Agreement, the execution and delivery by the Acquiring Fund of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the Acquiring Fund Declaration of Trust or the Acquiring Fund Bylaws, will not violate any provision of the Covered Laws, and will not result in a breach or violation of, or constitute a default under, any material agreements of the Acquiring Fund; (v) to such counsel’s knowledge (without any independent inquiry or investigation), under the Covered Laws, no consent, approval, license or exemption by, or order or authorization of, or filing, recording or registration with, any governmental authority is required to be obtained or made by the Acquiring Fund in connection with the execution and delivery of this Agreement or the consummation by the Acquiring Fund of the transactions contemplated hereby, except (i) such as have been obtained or made prior to the Exchange Date, or (ii) such as may be required under state securities or “blue sky” laws; and (vi) the Registration Statement has been declared effective under the 1933 Act, and based solely a search of the Commission’s website, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for any such purposes is pending or threatened by the Commission. In connection with the foregoing, it is understood that counsel may rely upon the representations contained in this Agreement as well as certificates of officers of the Acquiring Fund, including certificates with respect to investment restrictions contained in the Acquiring Fund Declaration of Trust, the Acquiring Fund Bylaws or the Registration Statement or Prospectus.

e. The Acquired Fund shall have received a Tax Opinion of Ropes & Gray LLP (the substance of which is described above in Section 9(e)), dated as of the Exchange Date, reasonably satisfactory to the Acquired Fund. The Tax Opinion will be based upon certain factual representations made by officers of the Acquired Fund and Acquiring Fund and will also be based on customary assumptions. The Tax Opinion may note and distinguish certain published precedent.

f. All of the issued and outstanding shares of beneficial interest of the Acquiring Fund (including all issued and outstanding RVMTP Shares of the Acquiring Fund) shall have been offered for sale and sold in conformity with all applicable state securities or blue sky laws (including any applicable exemptions therefrom) and, to the extent that any audit of the records of the Acquiring Fund or its transfer agent by the Acquired Fund or its agents shall have revealed otherwise, either (i) the Acquiring Fund shall have taken all actions that in the opinion of the Acquired Fund or Ropes & Gray LLP are necessary to remedy any prior failure on the part of the Acquiring Fund to have offered for sale and sold such shares in conformity with such laws or (ii) the Acquiring Fund shall have furnished (or caused to be furnished) surety, or deposited (or caused to be deposited) assets in escrow, for the benefit of the Acquired Fund in amounts sufficient and upon terms satisfactory, in the opinion of the Acquired Fund or Ropes & Gray LLP, to indemnify the Acquired Fund against any expense, loss, claim, damage or liability whatsoever that may be asserted or threatened by reason of such failure on the part of the Acquiring Fund to have offered and sold such shares in conformity with such laws.

g. All actions taken by the Acquiring Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Acquired Fund and Ropes & Gray LLP.

h. The Acquiring Fund shall have received from the Commission and any relevant state securities administrator such order or orders as are reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act and any applicable state securities or blue sky laws in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

i. The issuance of the Common Merger Shares shall have been approved by the requisite votes of the holders of the outstanding shares of beneficial interest of the Acquiring Fund entitled to vote.

j. Holders of the Acquired Fund’s outstanding RVMTP Shares shall have consented to this Agreement and Plan of Reorganization.

k. The Acquiring Fund shall have obtained written confirmation from Fitch Ratings, Inc. that, as of the Exchange Date, all Acquiring Fund RVMTP Shares, including RVMTP Merger Shares, will be rated AA by Fitch Ratings, Inc.

l. The Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of the Acquiring Fund, threatened by the Commission.

m. The Common Merger Shares shall have been accepted for listing by the New York Stock Exchange.

11. Indemnification.

a. The Acquired Fund shall indemnify and hold harmless, out of the assets of the Acquired Fund (which shall be deemed to include the assets of the Acquired Fund represented by the Common Merger Shares (and cash in lieu of fractional shares, if any) following the Exchange Date) but no other assets, the Acquiring Fund and the trustees and officers of the Acquiring Fund (for purposes of this Section 11(a), the “Indemnified Parties”) against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to the Acquired Fund contained in this Agreement, the Registration Statement, the Prospectus or the Proxy Statement (or, in the case of the RVMTP Shares, the Exchange Agreement) or any amendment or supplement to any of the foregoing, or arising out of or based upon the omission or alleged omission to state in any of the foregoing a material fact relating to the Acquired Fund required to be stated therein or necessary to make the statements relating to the Acquired Fund therein not misleading, including, without limitation, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of the Acquired Fund. The Indemnified Parties will notify the Acquired Fund in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this Section 11(a). The Acquired Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 11(a), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and if the Acquired Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their expense. An Acquired Fund’s obligation under this Section 11(a) to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that the Acquired Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 11(a) without the necessity of the Indemnified Parties’ first paying the same.

b. The Acquiring Fund shall indemnify and hold harmless, out of the assets of the Acquiring Fund but no other assets, the Acquired Fund and the trustees and officers of the Acquired Fund (for purposes of this Section 11(b), the ‘‘Indemnified Parties”) against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to the Acquiring Fund contained in this Agreement, the Registration Statement, the Prospectus or the Proxy Statement (or, in the case of the RVMTP Shares, the Exchange Agreement) or any amendment or supplement to any thereof, or arising out of, or based upon, the omission or alleged omission to state in any of the foregoing a material fact relating to the Acquiring Fund required to be stated therein or necessary to make the statements relating to the Acquiring Fund therein not misleading, including, without limitation, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of the Acquiring Fund. The Indemnified

Parties will notify the Acquiring Fund in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this Section 11(b). The Acquiring Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 11(b), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and, if the Acquiring Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their own expense. The Acquiring Fund’s obligation under this Section 11(b) to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that the Acquiring Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 11(b) without the necessity of the Indemnified Parties’ first paying the same.

12. No Broker, etc. The Acquired Fund and the Acquiring Fund represents that there is no person who has dealt with it who, by reason of such dealings, is entitled to any broker’s or finder’s or other similar fee or commission arising out of the transactions contemplated by this Agreement.

13. Termination. The Acquired Fund and the Acquiring Fund may, by mutual consent of the trustees on behalf of each of the Acquiring Fund and the Acquired Fund, terminate this Agreement with respect to a particular Acquired Fund. If the transactions contemplated by this Agreement have not been substantially completed by August 30, 2025, this Agreement shall automatically terminate on that date unless a later date is agreed to by the Acquired Fund and the Acquiring Fund.

14. Covenants, etc. Deemed Material. All covenants, agreements, representations and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding any investigation made by them or on their behalf.

15. Further Covenants. Each of the Acquiring Fund and the Acquired Fund further agrees that unless such delivery is otherwise waived by the Acquiring Fund, the Acquired Fund agrees to deliver to the Acquiring Fund, within a reasonable period of time following the Exchange Date, a letter from the Acquired Fund’s independent registered public accounting firm in form and substance reasonably satisfactory to the Acquiring Fund, relating to such matters and the performance of such procedures, if any, as may be agreed upon by the officers of the Acquired Fund, the Acquiring Fund and such independent registered public accounting firm.

16. Sole Agreement; Amendments; Governing Law. This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except as provided by Section 17 hereto, and shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts.

17. Amendment. This Agreement contains the entire agreement of the parties with respect to the transactions contemplated by the Agreement and Plan of Reorganization and may

be amended by mutual consent of the parties in writing at any time; provided, however, that there shall not be any amendment that by law requires approval by the shareholders of a party without obtaining such approval.

18. Waiver. At any time on or prior to the Exchange Date, the Acquired Fund or the Acquiring Fund, after consultation with counsel and by consent of its trustees or an officer authorized by such trustees, may waive any condition to its respective obligations hereunder.

19. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by either party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

20. Notices. Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be addressed to the Acquired Fund or an Acquiring Fund, as applicable, and shall be given in writing by electronic mail (Ryan.Leshaw@pimco.com), or by courier or certified mail care of PIMCO, at 650 Newport Center Drive, Newport Beach, CA 92660.

21. Recourse. All persons dealing with the Acquiring Fund or the Acquired Fund must look solely to the property of such Fund for the enforcement of any claims against such Fund, as neither the trustees, directors, officers, agents nor shareholders of the Funds assume any liability for obligations entered into on behalf of any of the Funds.

22. Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

23. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

24. Notice Regarding Declaration of Trust. A copy of the Acquiring Fund Declaration of Trust and the Acquired Fund Declaration of Trust each is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed by the President of the Acquiring Fund on behalf of the Acquiring Fund, and the President of the Acquired Fund on behalf of the Acquired Fund, as an officer of such Fund and not individually and that the obligations of this instrument are not binding upon any of the trustees, officers or shareholders of the Acquiring Fund or the Acquired Fund individually but are binding only upon the assets and property of the Acquiring Fund and the Acquired Fund, as the case may be.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.

PIMCO New York Municipal Income Fund

By:	/s/ Joshua D. Ratner
Name: Joshua D. Ratner
Title: President

PIMCO New York Municipal Income Fund II

By:	/s/ Joshua D. Ratner
Name: Joshua D. Ratner
Title: President

PIMCO New York Municipal Income Fund III

By:	/s/ Joshua D. Ratner
Name: Joshua D. Ratner
Title: President

Agreed and accepted as to Section 7 only:

Pacific Investment Management Company LLC

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	Managing Director and Co-Chief Operating Officer